SEC

25001927

SEC Mail Processing

FEB 28 2025

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: November 30, 2026 Estimated average burden hours per response. 12.00

SEC FILE NUMBER
8-23689

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northern Trust Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash, 34th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Kristin Missil	312-630-6942
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

200 E. Randolph Drive, Suite 5500	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State: Florida County: Palm Beach

I, Kristin A. Missil, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Northern Trust Securities, Inc.**, as of **December 31, 2024**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Sworn to and suscribed before me on February 25, 2025

Physically Present: X ID Provided: Passport US

Signature: K Missil

Title: Chief Financial Officer

MICHELLE INES CASALEZ
Notary Public - State of Florida
Commission # HH 637908
My Comm. Expires Feb 6, 2029
Bonded through National Notary Assn.

Notary Public *** Michelle Casalez

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Northern Trust Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 26, 2025

CONTENTS

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	3,648,375
Cash segregated under federal and other regulations		3,998,055
Net receivable from clearing broker		47,462,863
Securities owned, at fair value		85,000,000
Other receivables		3,442,481
Goodwill		1,637,674
Deferred tax assets, net		1,658,091
Other assets, net		522,855
Total assets	$	147,370,394
Liabilities and Stockholder's Equity		
Payable to employees	$	9,273,653
Payable to affiliates		2,702,825
Payable to customers		530,456
Accounts payable, accrued expenses and other liabilities		3,764,267
Taxes payable to Parent		2,155,034
Total liabilities	$	18,426,235
Stockholder's equity		
Common stock, $0.01 par value, authorized 20,000 shares, outstanding 1,475 shares	$	15
Additional paid-in capital		6,697,485
Retained earnings		122,246,659
Total stockholder's equity		128,944,159
Total liabilities and stockholder's equity	$	147,370,394

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Income

Year Ended December 31, 2024

Revenue:		
Security commissions	$	48,046,106
Principal transactions		21,522,396
Referral fees		15,762,059
Fee based income		11,777,152
Commission management services		7,519,260
Interest income		6,566,619
Mutual Fund 12B-1 fees		3,097,862
Other income		24,512
Total revenue	$	114,315,966
Expenses:		
Employee compensation and related expenses	$	31,575,656
Services provided by affiliates		34,187,166
Brokerage and clearing charges		14,519,308
Communications and data processing		8,970,181
Other expenses		4,971,245
Total expenses	$	94,223,556
Income before income tax expense		20,092,410
Income tax expense		5,789,065
Net income	$	14,303,345

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2023	$ 15	$ 6,697,485	$ 127,943,314	134,640,814
Dividend paid to Parent	—	—	(20,000,000)	(20,000,000)
Net income	—	—	14,303,345	14,303,345
Balance at December 31, 2024	$ 15	$ 6,697,485	$ 122,246,659	$ 128,944,159

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	14,303,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		124,860
Increase in net receivable from clearing broker		(6,520,837)
Decrease in securities owned, at fair value		10,000,622
Increase in other receivables		(928,005)
Decrease in deferred tax assets, net		2,194,369
Decrease in other assets, net		99,592
Increase in payable to employees		1,015,098
Decrease in payable to affiliates		(737,898)
Decrease in payable to customers		(415,888)
Increase in accounts payable, accrued expenses and other liabilities		687,373
Increase in taxes payable to parent		1,816,846
Net cash provided by operating activities	$	21,639,477
Cash flows from financing activities:		
Dividend paid to Parent		(20,000,000)
Net cash used in financing activities		(20,000,000)
Net increase in cash and cash segregated under federal and other regulations		1,639,477
Cash and cash segregated under federal and other regulations, beginning of year		6,006,953
Cash and cash segregated under federal and other regulations, end of year	$	7,646,430
Supplemental disclosure of cash flow information:		
Taxes paid to Parent	$	1,779,266
Interest Paid		1,250

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)
Notes to Financial Statements
December 31, 2024

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer and registered investment advisor with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker-dealer.

The Company earns the majority of its revenue from commissions and concessions earned on the execution of trades on behalf of clients, for the sale and distribution of third-party mutual fund shares, providing commission management and investment advisory services, and as a result of referring business to other broker-dealers.

The Company is a wholly-owned subsidiary of Northern Trust Corporation (the Parent). Substantially all customers of the Company are also clients of affiliated entities.

(2) Recent Accounting Pronouncements

On December 31, 2024, the Company adopted ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07). ASU 2023-07 significantly expands disclosures about a public entity's reportable segments, primarily through more frequent and enhanced disclosures about significant segment expenses. Additionally, ASU 2023-07 requires disclosure of the title and position of the Chief Operating Decision Maker (CODM) and how the CODM uses the reported measure of a segment's profit or loss. Upon adoption of ASU 2023-07, the impact to the Company was limited to the addition of disclosures within the notes to the financial statements and did not impact the Company's Statement of Financial Condition or Statement of Income. Please refer to Note 16 – Reporting Segments and Related Information for further information.

(3) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) and reporting practices prescribed for the broker-dealer industry.

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principal Transactions

The Company reports trading gains and losses (including realized and unrealized) related to trades for the Company's own account with the intent to sell securities to meet client demands in Principal transactions on the Statement of Income. Principal transactions are recorded on a trade-date basis.

(c) Securities Owned, At Fair Value

The Company holds securities consisting of a money market equity instrument. The Company may have a liability from Securities sold, not yet purchased as a result of the normal course of business that may consist of equity, debt or option securities. Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and carried at fair value on the Statement of Financial Condition. Gains and losses from sales of investments, as well as changes in fair value, are recorded as Principal Transactions on the Statement of Income. Realized gains and losses on securities sold are determined on the basis of first-in, first-out. Fair value of securities is determined by external pricing vendors with prices received based on inputs that are readily observable in actively quoted markets.

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis, both of which are reflected in Interest income on the Statement of Income.

(d) Capitalized Software

Purchased software, software licenses, and allowable internal costs, including compensation relating to software developed for internal use, are capitalized. Software is amortized using the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 10 years. Software is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(e) Goodwill and Client Relationship Asset

Goodwill is not subject to amortization. The client relationship asset had been fully amortized over an estimated useful life of 8.5 years on a straight-line basis. Goodwill is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(f) Allowance for Expected Credit Losses

In determining the allowance for credit losses, which represents management's best estimate of lifetime expected credit losses related to assets subject to credit risk and off-balance sheet credit exposure, the Company leverages the allowance methodology employed by the Parent, adjusted for the Company's specific circumstances.

The Parent utilizes a quantitative probability of default/loss given default approach for the calculation of its credit allowance. For the Company's financial assets for which no representative loss history exists, a proxy methodology is utilized, applying loss data of similar asset classes, adjusted for the appropriate contractual term. The appropriateness of the selected proxy methodology is evaluated by management on a regular basis.

Fees receivable resulting from revenue transactions with customers are assessed under a separate process, based on an aging schedule.

The allowance for credit losses assigned to financial assets is presented as a contra-asset within Other assets, net on the Statement of Financial Condition. The portion of the allowance assigned to the Company's off-balance sheet credit exposure is reported in Accounts payable, accrued expenses, and other liabilities on the Statement of Financial Condition.

The Provision for credit losses, included in Other expenses on the Statement of Income, represents the change in the allowance for credit losses and is the credit to current period earnings that is needed to maintain the allowance for credit losses at an appropriate level to absorb lifetime expected credit losses related to the financial instruments in scope. Actual losses may vary from current estimates.

(g) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the financial statements. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the Statement of Income accounts are translated at rates in effect when the transactions occurred. Gains and losses resulting from foreign currency transactions are included in Principal transactions and Security commissions on the Statement of Income.

(4) Revenue from Contracts with Customers

(a) Performance Obligations

Commission related revenues received in exchange for providing trade execution, commission management, and referral related services are recognized at a point in time when the customer obtains control of the promised services. For commission management services, control is transferred on the trade date based on transaction volumes, security types, or the value of commissions generated by the customer through the Company or other registered broker-dealers. For referral related services, control is transferred on the date the referral is made and revenue is accrued for each month for closed deals based on the estimated value of the deal consummated by the broker-dealer to whom the business was referred.

Revenue from mutual fund 12b-1 fees and fee based services are accounted for as a distinct performance obligation because customers can benefit from each of these services on their own and because the services are separately identifiable. Fees are generally based upon underlying net asset values or assets under management and are therefore considered variable as they are dependent upon net asset values and investor activity. Due to this constraint, the Company recognizes mutual fund distribution and fee based revenue when the underlying net asset values or assets under management are known.

For contracts with multiple performance obligations, revenue is allocated to each performance obligation based on the price agreed to with the client, representing its relative standalone selling price.

The Company's contracts with its clients are typically open-ended arrangements and are therefore considered to have an original duration of less than one year. The Company has elected the practical expedient to not disclose the value of remaining performance obligations for contracts with an original duration of one year or less.

The following table presents revenues disaggregated by major revenue source.

	Year Ended December 31, 2024
Security commissions	$ 48,046,106
Referral fees	15,762,059
Fee based income	11,777,152
Commission management services	7,519,260
Mutual fund 12B-1 fees	3,097,862
Total Revenue from Contracts with Customers	$ 86,202,439

Provided below is additional information on each major revenue source.

- Security commissions represents revenues received for providing trade execution related services. Fees are a function of transaction volumes or dollar value.
- Referral fees represent revenue earned in exchange for referred business to other registered broker-dealers and are dependent on the other broker-dealers allocated underwriting fees and direct expenses.
- Fee based income contains revenue received for providing investment advisory related services.
- Commission management services are comprised of revenue received from commission recapture programs and from soft dollar arrangements.
- Mutual fund 12b-1 fees are earned for providing distribution related services to third party investment companies. Fees are a function of the net asset value of customer investments held in investment company products or in managed accounts.

(b) Contract Balances and Receivables related to Customers Contracts

A contract asset is recorded when services have been provided to the customer but the Company's right to receive payment is conditional on certain contractual terms, other than the passage of time. A contract asset is transferred to and recognized as a receivable when the right to receive payment becomes unconditional.

The following table presents contract asset balances related to referral services, which are included in Other receivables on the Statement of Financial Condition. Other customer receivables are not contract assets and are composed primarily of commissions earned on trades executed on behalf of clients.

		December 31, 2024		January 1, 2024
Contract Assets	$	2,516,268	$	1,446,161
Other Customer Receivables		926,213		1,068,315
Total	$	3,442,481	$	2,514,476

A contract liability is recorded when payment is received for services that the Company has not yet provided. The contract liability balances as of December 31, 2024 amounted to $530,456 and were related to soft dollar arrangements, which are included in Payable to customers on the Statement of Financial Condition. The amount of $946,344 was recognized as the opening balance at the beginning of the period.

(5) Transactions with Affiliates

The intercompany service arrangements between the Company and other companies within Northern Trust Corporation (Group) are part of a single global methodology, referred to as the global transfer pricing methodology.

Transfer pricing refers to the determination of compensation for transactions conducted between commonly controlled companies. The determination of an appropriate level of compensation is relevant for all transactions between affiliates for the provision of services and intercompany financing.

This methodology uses a residual profit split approach that allocates profit through the recognition of an entity's contribution to revenues and expenses, its function in the Group, and its assets, client relationships, and risk profile. The framework also takes into consideration that each Group service line may engage multiple affiliates to perform functions of varying complexity and value. The impact of the transfer pricing methodology is recorded in Services provided by affiliates on the Statement of Income and Payable to affiliates on the Statement of Financial Condition.

The Company maintains its bank accounts with affiliates of the Parent, which are included in Cash on the Statement of Financial Condition.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement. During 2024, the Company paid $1,779,266 to the Parent for income taxes. Further, the Company paid a dividend of $20,000,000 to the Parent.

(6) Net Receivable from Clearing Broker

Net receivable from clearing broker at December 31, 2024 represents cash on deposit with clearing broker, receivable for commissions and expenses related to customer security trades and mutual fund 12B-1 fees, and receivable for transactions pending settlement related to the Company's principal trades, as follows:

	Receivable	Payable	Total
Cash	$ 41,726,875	$ (48,819)	$ 41,678,056
Commissions related to customer security trades and mutual fund 12B-1 fees	5,579,713	—	5,579,713
Security transactions pending settlement	205,159	(65)	205,094
Total	$ 47,511,747	$ (48,884)	$ 47,462,863

(7) Securities Owned, at Fair Value

Securities owned, at fair value as of December 31, 2024 consist of the following:

	Securities owned at fair value
Corporate equity securities, including money market instruments	$ 85,000,000
Total	$ 85,000,000

(8) Allowance for Credit Losses

The Company's assets and off-balance-sheet credit exposure subject to the reserving methodology under ASC 326 Financial Instruments – Credit Losses include primarily cash deposit with other financial institutions, receivables, and certain indemnifications provided by the Company to third parties. The allowance for credit losses related to these exposures is immaterial to the Company's financial statements.

(9) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan and noncontributory supplemental pension plan and are pooled with the employees of the Parent and affiliates for the purpose of the actuarial valuations. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

The total benefit-related cost to the Company allocated by the Parent was $3,460,010 for 2024 and is recorded in Employee compensation and related expenses on the Statement of Income.

Separately, during 2024 the Parent allocated to the Company $1,658,111 for share-based compensation, which is included in Employee compensation and related expenses on the Statement of Income. The share-based compensation is settled in cash.

(10) Income Taxes

The table below reconciles the total income tax expense recorded on the Statement of Income with the amounts computed at the statutory federal tax rate of 21.0%.

		Tax Expense	Effective Tax Rate
Tax at statutory rate	$	4,219,406	21.00 %
Tax-exempt income		(1,759)	(0.01)%
State tax, net		1,152,717	5.74 %
Other		401,417	2.00 %
Other permanent items		17,284	0.09 %
Income tax expense	$	5,789,065	28.81 %

It is possible that changes in the amount of unrecognized tax benefits could occur in the next 12 months due to changes in judgment related to recognition or measurement, settlements with taxing authorities, or expiration of statute of limitations. Management does not believe that future changes, if any, would have a material effect on the consolidated financial position or liquidity of the Company, although they could have a material effect on operating results for a particular period.

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by the Parent. The Parent is no longer subject to income tax examinations by U.S. federal authorities before 2015, U.S. state or local tax authorities for years before 2011, or non-U.S. tax authorities for years before 2015. The Company does not anticipate any settlements that would result in a material change to its financial statements. As of December 31, 2024, the Company has reviewed the tax positions and has not identified any unrecognized tax benefits.

The components of the income tax expense for the year ended December 31, 2024 are as follows:

Current tax provision:		
Federal	$	2,607,057
State		987,638
Total	$	3,594,695
Deferred tax provision:		
Federal	$	1,722,872
State		471,497
Total	$	2,194,369
Income tax expense	$	5,789,065

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $1,658,091 at December 31, 2024. No valuation allowance related to deferred tax assets has been recorded at December 31, 2024, as management believes it is more likely than not that the deferred tax assets will be fully realized.

(11) Fair Value Measurements

Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

The following describes the hierarchy of valuation inputs (Level 1, 2, and 3) based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. U.S. GAAP requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Securities owned, totaled $85,000,000 at December 31, 2024, and consist entirely of money market funds, for which fair values are observable through published net asset values. These securities are classified as Level 1 within the Company's fair value hierarchy.

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Notes to Financial Statements

December 31, 2024

As of December 31, 2024, the Company's other financial assets and liabilities are considered to approximate their carrying value because they have limited counterparty credit risk exposure and are short-term in nature.

	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Assets					
Cash	$ 3,648,375	$ —	$ —	$ 3,648,375	$ 3,648,375
Cash segregated under federal and other regulations	3,998,055	—		3,998,055	3,998,055
Receivable from clearing broker	47,462,863	—	—	47,462,863	47,462,863
Other receivables	—	3,442,481	—	3,442,481	3,442,481
Total assets	$ 55,109,293	$ 3,442,481	$ —	$ 58,551,774	$ 58,551,774

	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Liabilities					
Payable to employees	$ —	$ 9,273,653	$ —	$ 9,273,653	$ 9,273,653
Payable to affiliates	—	2,702,825	—	2,702,825	2,702,825
Payable customers	—	530,456	—	530,456	530,456
Accounts payable, accrued expenses, and other liabilities	—	3,764,267	—	3,764,267	3,764,267
Taxes payable to Parent	—	2,155,034		2,155,034	2,155,034
Total liabilities	$ —	$18,426,235	$ —	$ 18,426,235	$ 18,426,235

(12) Off-Balance Sheet Risk and Concentration of Credit Risk

Customer transactions generally settle one business day after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required by the clearing broker commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy customers' minimum margin requirements. Management believes that the margin deposits held by the clearing broker at December 31, 2024 are adequate to mitigate the risk of material loss. For the year ended December 31, 2024, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(13) Legal Proceedings

From time to time the Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(14) Cash Segregated under Federal and Other Regulations

Cash of $3,998,055 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(15) Goodwill and Intangible Assets, net

Goodwill and an intangible asset resulted from the Company's participation in the May 2016 acquisition of Aviate Global LLP (Aviate), an institutional brokerage firm, by the Parent. Intangible assets also includes capitalized software.

(a) Goodwill

The Company has recorded goodwill to the extent that the purchase price of the acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

(b) Intangible Assets

The Company had recorded an intangible asset for a specifically identified intangible asset that was acquired in the acquisition. This asset, which was related to customer relationships, was fully amortized as of December 31, 2024.

Purchased software, software licenses, and allowable internal costs, including compensation relating to software developed for internal use, are also recorded as intangible assets and were fully amortized as of December 31, 2024.

Intangible assets that are determined to have a definite life are amortized on a straight-line basis over the determined life of the respective asset. The Company's policy is to test identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

The gross carrying amount and accumulated amortization as of December 31, 2024 relating to capitalized software, as well as goodwill and the client relationship asset are as follows:

	Original cost	Accumulated depreciation and amortization	Net book value
Goodwill	$ 1,637,674	$ —	$ 1,637,674
Software	653,750	653,750	—
Client Relationship Asset	942,000	942,000	—
Goodwill and Other Intangible Assets	$ 3,233,424	$ 1,595,750	$ 1,637,674

The amortization expense for the year ended December 31, 2024 was $124,860 and recognized in Other expenses.

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Notes to Financial Statements

December 31, 2024

(16) Reporting Segments and Related Information

The Company operates as an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company earns the majority of its revenue from commissions and concessions earned on the execution of trades on behalf of clients, for the sale and distribution of third-party mutual fund shares, providing commission management and investment advisory services, and as a result of referring business to other broker-dealers. The President has been designated as the Chief Operating Decision Maker (CODM). The CODM relies on net income (refer to the Statement of Income), balance sheet composition (refer to the Statement of Financial Condition) and excess net capital (refer to Note 17) for making operational decisions, including maintaining capital adequacy, deciding on reinvestment of profits, or the distribution of dividends. The Company's activities are viewed as a single operating segment, and consequently, as a single reportable segment, because the CODM assesses the business based on the financial information of the Company. The accounting policies applied to determine the segment's profit and loss are consistent with those outlined in the summary of significant accounting policies.

(17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements.

The Company had, as calculated under Rule 15c3-1, the following:

	At December 31, 2024	
Net capital	$	116,191,124
Net capital in excess of the $250,000 requirement		115,941,124
Net capital ratio		0.2:1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemption provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing the exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings).

NORTHERN TRUST SECURITIES, INC.

(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Notes to Financial Statements

December 31, 2024

(18) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were available to be issued on February 26, 2025, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements other than items described above as of December 31, 2024.

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Act of 1934

December 31, 2024

Net Capital:		
Total stockholder's equity	$	128,944,159
Deductions and/or charges:		
Nonallowable assets and other deductions and/or charges:		
Trade receivable over 30 days	$	2,874,826
Goodwill		1,637,674
Other nonallowable assets		4,743,440
Deferred tax assets, net		1,658,091
Other deductions and/or charges		104,813
Total deductions and/or charges		11,018,844
Net capital before haircuts on securities positions		117,925,315
Securities haircuts computed pursuant to Rule 15c-3-1(f)		1,734,191
Net Capital	$	116,191,124
Minimum net capital required (greater of $250,000 or 2% of its customer-related debit balances from reserve calculation of Rule 15c3-3)		250,000
Excess net capital	$	115,941,124
Aggregate indebtedness	$	18,426,235
Ratio of aggregate indebtedness to net capital		0.2 : 1
Reconciliation with the Company's computation (included in Form X-17a-5, Part II, as of December 31, 2024 filed with FINRA on February 26, 2025):		
Net capital, as reported in the Company's Part II (unaudited) FOCUS Report	$	118,652,302
Post closing adjustments (primarily related to transfer pricing, incentives, and taxes)		(2,461,178)
Net capital, per above	$	116,191,124

See accompanying report of independent registered public accounting firm.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Computation for Determination of Customer Reserve Requirements
under Rule 15c3-3 of
the Securities and Exchange Act of 1934

December 31, 2024

Free credit balances and other credit balances in customer accounts	$	530,456
Total Credits		530,456
Amount held on deposit in special reserve bank account for the exclusive benefit of customers		3,998,055
Excess of amount held on deposit over amount required on deposit	$	3,467,599

Note: The above schedule agrees in all material respects with that reported by the Company on the unaudited FOCUS Report, Form X-17a-5, Part II, as of December 31, 2024 filed with FINRA on February 26, 2025.

The Company identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) under which the Company claimed an exemption from paragraphs (k)(2)(i) and (k)(2)(ii) and pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities were limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024.

See accompanying report of independent registered public accounting firm.

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Computation for Determination of PAB Reserve Requirements
under Rule 15c3-3 of
the Securities and Exchange Act of 1934

December 31, 2024

The Company identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) under which the Company claimed an exemption from paragraphs (k)(2)(i) and (k)(2)(ii) and pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities were limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024.

See accompanying report of independent registered public accounting firm.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Information Relating to Possession or
Control Requirements under Rule 15c3-3 of
the Securities and Exchange Act of 1934

December 31, 2024

The Company identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) under which the Company claimed an exemption from paragraphs (k)(2)(i) and (k)(2)(ii) and pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities were limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024.

See accompanying report of independent registered public accounting firm.